DAVIS POLK & WARDWELL

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WASHINGTON, D.C. 20005

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99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

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File No. 82-5151

February 28, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release *"Telefônica Data Brasil Holding S.A. Announces the Increase of the Capital Stock"* dated February 27, 2002.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Charles Allen

dlw 3/4

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S/A

ANNOUNCES THE INCREASE OF THE CAPITAL STOCK

February 27, 2002. (03 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo – Brazil), (February 27, 2002) -- Telefônica Data Brasil Holding S/A announces publicly that its Board of Directors has approved an increase in the amount of the capital stock of the company, by private subscription, through the capitalization of advances for *future increase in capital stock effected by Telefônica Data Brasil Ltda., in the amount of four* hundred and ninety-five million, eighty thousand, four hundred and ninety-six *reais* and ninety-seven cents (R$ 495,080,496.97) with the issue of new common and preferred shares, with assurance of the right of first refusal provided for in Article 171 of Law No. 6404/76, being that the funds deriving from any exercise of the right of first refusal will be credited to Telefônica Data Brasil Ltda.

1. **AMOUNT OF THE CAPITAL INCREASE**
   Four hundred and ninety-five million, eighty thousand, four hundred and ninety-six *reais* and ninety-seven cents (R$ 495,080,496.97).

2. **NUMBER AND CLASS OF SHARES TO BE ISSUED**
   One hundred and ninety-three billion, three hundred and ninety-three million, six hundred and sixty-one thousand, nine hundred and five (193,393,661,905) book-entry common shares with no par value.

   Three hundred and eighty-four billion, ninety-four million, three hundred and seventy-eight thousand, four hundred and twenty (384,094,378,420) book-entry preferred shares with no par value.

3. **ISSUE PRICE**
   Zero-point-eight-five-seven-three *reais* (R$ 0.8573) per tranche of one thousand common and preferred shares.

   The issue price of the shares (both common and preferred) corresponds to the weighted average of the quotes in the last 20 Bovespa (São Paulo Stock Exchange) trading sessions, immediately prior to February 22, 2002, the latter date included.

4. **DIVIDENDS**
   The shares that derive from this issue shall be entitled to full dividends and/or equity

interest declared for fiscal year 2002.

5. TERM FOR EXERCISE OF THE RIGHT OF FIRST REFUSAL

Start: February 28, 2002
End: March 29, 2002

6. PROPORTION OF THE SUBSCRIPTION RIGHTS

So as to determine the number of shares to which he/she/it may subscribe, the shareholder must multiply the number of shares that he/she/it is holding on February 26, 2002 by the following factors:

Kind of Shares Owned	Factor	Kind to be Subscribed
Common	1.16979659486	Common
Preferred	1.16979659486	Preferred

7. PAYMENT TERMS

Spot cash upon subscription.

8. QUALIFICATION FOR SUBSCRIPTION

8.1. The right of subscription is granted to shareholders that have acquired their shares by February 26, 2002. Shares acquired as from February 27, 2002 will be ex-right of subscription for the assignee.

8.2. Holders of the ADRs: the new shares are not to be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the U.S. or to U.S. individuals/ entities.

8.3. Shareholders holding shares that wish to negotiate their subscription rights during the term for exercise of the right of first refusal must request the document for assignment of rights that will be issued by the depositary financial institution for the book-entry shares, Banco Real, or by the Custodian Entities (Stock Exchanges).

8.4. The Custodian Entities may subscribe in their name, in proportion to their rights, as holders in trust, up to the amount corresponding to the shares held in custody.

9. REMNANTS

There will be no remnant rights of subscription.

10. DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHTS

The shareholders must submit the following original documents or relevant certified copies:

10.1. Individuals: identity card, individual taxpayer's enrollment card (CPF) and evidence of address of residence.

10.2. Legal Entities: CNPJ/MF registration card, restated or updated Articles of Incorporation/Association or By-Laws, the Minutes of the

Shareholders'/Quotaholders' Meeting that elected the Executive Board currently in office, as well as evidence of address of place of business.

10.3. In the event of representation by power of attorney, it will be necessary to submit the relevant public instrument with certified signatures.

11. PLACE OF SERVICE
Banco Real branches.

12. DEADLINE FOR DELIVERY OF SHARES
By no later than five (5) days upon homologation of the Increase in Capital Stock, at Banco Real.

São Paulo, February 26, 2002

Gilmar Roberto Pereira Camurra
Director for Investors Relations